UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 03 February 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

Q2 FY14

Results for the second quarter FY14 and six months ended 31 December 2013

KEY FEATURES

Quarter-on-quarter

- Safety improved quarter-on-quarter
- Gold production remained steady at 9 515kg (305 913/oz)
  - increase in underground recovered grade of 7% to 4.85g/t
  - Hidden Valley back on track
- Reduced overall costs quarter-on-quarter
  - cash operating costs decreased by 5% to R308 665/kg (US$949/oz)
  - reduced all-in sustaining cost from R404 694/kg to R397 503/kg (US$1 264/oz to US$1 222/oz)
  - restructured by reducing low grade mining
- Operating profit[1] decreased from R1 037 million (US$104 million) to R986 million (US$97 million)
- Headline loss per share of 21 SA cents (US$2 cents)

All figures represent continuing operations unless stated otherwise

1 Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement

RESULTS FOR THE SECOND QUARTER ENDED 31 DECEMBER 2013

		Quarter Dec 2013	Quarter Sep 2013	Q-on-Q % Variance	6 months ended Dec 2013	6 months ended Dec 2012*	% Variance
Gold produced	– kg	9 515	9 635	(1)	19 150	19 087	–
	– oz	305 913	309 773	(1)	615 686	613 658	–
Cash operating costs	– R/kg	308 665	324 272	5	316 517	301 393	(5)
	– US$/oz	949	1 013	6	981	1 108	11
Gold sold	– kg	9 798	9 353	5	19 151	19 318	(1)
	– oz	315 014	300 703	5	615 717	621 089	(1)
Underground grade	– g/t	4.85	4.55	7	4.69	4.64	1
All–in sustaining costs	– R/kg	397 503	404 694	2	401 021	396 968	(1)
	– US$/oz	1 222	1 264	3	1 242	1 459	15
Gold price received	– R/kg	415 532	429 566	(3)	422 386	460 244	(8)
	– US$/oz	1 277	1 342	(5)	1 309	1 692	(23)
Operating profit*[1]	– Rm	986	1 037	(5)	2 022	3 057	(34)
	–US$m	97	104	(7)	201	362	(44)
Basic (loss)/earnings per share*[2]	– SAc/s	(21)	3	>(100)	(18)	289	>(100)
	– USc/s	(2)	–	(100)	(2)	34	>(100)
Headline (loss)/earnings*[2]	– Rm	(91)	20	>(100)	(71)	1 205	>(100)
	– US$m	(10)	2	>(100)	(7)	142	>(100)
Headline (loss)/earnings per share*[2]	– SAc/s	(21)	5	>(100)	(16)	280	>(100)
	– USc/s	(2)	0.5	>(100)	(2)	33	>(100)
Exchange rate	– R/US$	10.12	9.96	2	10.04	8.46	19

* *Comparative figures in these line items for the six months ended December 2012 have been restated as a result of the adoption of IFRIC 20 Stripping costs in the production phase of a surface mine.*

[1] *Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement.*

[2] *The six months ended December 2012 include discontinued operations.*

Shareholder information	
Issued ordinary share capital at 31 December 2013	435 693 819
Issued ordinary share capital at 30 September 2013	435 289 890
Market capitalisation	
At 31 December 2013 (ZARm)	11 284
At 31 December 2013 (US$m)	1 077
At 30 September 2013 (ZARm)	15 083
At 30 September 2013 (US$m)	1 499
Harmony ordinary share and ADR prices	
12-month high (1 January 2013 – 31 December 2013) for ordinary shares	R75.64
12-month low (1 January 2013 – 31 December 2013) for ordinary shares	R24.48
12-month high (1 January 2013 – 31 December 2013) for ADRs	US$8.88
12-month low (1 January 2013 – 31 December 2013) for ADRs	US$2.36
Free float	**100%**
ADR ratio	**1:1**
JSE Limited	**HAR**
Range for quarter (1 October 2013 – 31 December 2013 closing prices)	R24.48 – R36.14
Average daily volume for the quarter (1 October 2013 – 31 December 2013)	1 180 825 shares
Range for quarter (1 July 2013 – 30 September 2013 closing prices)	R32.74 – R42.47
Average daily volume for the quarter (1 July 2013 – 30 September 2013)	1 680 746 shares
New York Stock Exchange including other US trading platforms	**HMY**
Range for quarter (1 October 2013 – 31 December 2013 closing prices)	US$2.36 – US$3.67
Average daily volume for the quarter (1 October 2013 – 31 December 2013)	2 722 889
Range for quarter (1 July 2013 – 30 September 2013 closing prices)	US$3.30 – US$4.33
Average daily volume for the quarter (1 July 2013 – 30 September 2013)	3 824 973
Investors' calendar	**2014**
Q3 FY14 presentation (webcast and conference calls only)	7 May
Q4 FY14 and year-end live presentation in Johannesburg	14 August
Q1 FY15 presentation (webcast and conference calls only)	5 November
Annual General Meeting	21 November

CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 (0)11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Email: HarmonyIR@harmony.co.za

Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 (0)86 154 6572
Fax: +27 (0)86 674 4381

ADR Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 (0)11 507 0300
Fax: +27 (0)11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

Harmony's Integrated Annual Report,
Notice of Annual General Meeting and its
Annual Report filed on a Form 20F with the United States'
Securities and Exchange Commission for the year ended
30 June 2013 were released on 25 October 2013.
www.harmony.co.za/investors

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations,business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

CONTENTS

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and Reserves South Africa: Jaco Boshoff, Pr. Sci. Nat., who has 18 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 25 years relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Mineral Resource and Reserve information as at 30 June 2013 has not changed.

Message from the chief executive officer

Harmony has been in operation for 63 years – and we are positioned to remain sustainable for many years to come. We manage costs and production to ensure profitability at all gold prices. That is what our approach to management is all about. At the same token, changes to our operations and operating parameters are not affected at the expense of safety. Safety is a core value.

We focus on profitable ounces and on operating margins. We reward our mining teams to the extent that they contribute to improving productivity and profitability. We hold our people accountable for the company's safe and profitable operations.

Harmony is sustainable and is thriving with gold in its current price range of US$1 200/oz to US$1 250/oz – 20% down on year-ago levels. We are confident that we can continue to manage our operations so as to remain profitable even should the gold price come under further pressure. In fact, five of our mines are very profitable and are thriving at an all-in cost of below US$1 000/oz. At present Target 1 (US$854/oz), Bambanani (US$742/oz), Joel (US$921/oz), Steyn 2 (US$811/oz) and Phoenix (US$861/oz) are each operating at an all-in sustaining costs of less than US$1 000/oz.

Our group average all-in sustaining cost is less than US$1 250/oz or lower than the R400 000/kg on which our current near-term strategic planning is based. By this financial year's end (June 2014) we are planning on having reduced our costs to a sustainable average of between US$1 100/oz and US$1 150/oz or R380 000/kg. Our core competency is on mining profitably and managing our production and costs. We are nimble enough to respond and adjust to changes.

We have restructured and right-sized Hidden Valley in Papua New Guinea (PNG) so that its costs are now less than US$1 200/oz. We are continuing to refine our Golpu gold and copper resource knowledge in PNG.

Costs at Kalgold and Unisel are already below US$1 200/oz, and at Doornkop we have eliminated the unprofitable lowest grade reserves (the Kimberley reef). Target 3 and Masimong will follow suit.

At Kusasalethu and Tshepong we have introduced management and technical changes to increase production and consequently, lower unit costs. Phakisa is on the same road, though it is spending on capital during its production build-up phase.

We have already limited our spending on exploration, corporate overheads, support services, electricity and capital. In the process, Harmony has become South Africa's most productive deep level miner measured in terms of R/tonne costs, which is where we intend to stay.

Harmony's strength has always been its ability to adjust quickly and efficiently to adverse conditions. Harmony has positioned itself to thrive at current prices and provide investors with handsome returns when market conditions improve. We will continue to be able to react optimally to any further adverse market conditions.

1. SAFETY

It is with regret that I report that three employees lost their lives as a result of mine accidents during the quarter, bringing the total amount of fatalities for financial year 2014 to seven. On behalf of management and the Board, I wish to express our sincere condolences to the families and colleagues of Gcinokuhle Vincent Ngqulunga (driller at Phakisa), Sehla Mchithakau (driller at Tshepong) and Vincent Tsoeute (driller at Joel).

The safety performance at Harmony's South African operations improved quarter-on-quarter. Management changes that were already effected at operations and ongoing safety risk training will certainly contribute to an improvement in safety at those operations in future.

Some operations continue to do well in safety, such as Target 3, Bambanani, Steyn 2, Unisel, Tshepong and Target 1, who reached 1 million and more fatal free shift milestones during the quarter.

2. OPERATIONAL AND FINANCIAL RESULTS

Gold production remained steady quarter-on-quarter, with a 7% increase in grade. Gold production for the December 2013 quarter decreased slightly by 1% (120kg) to 9 515kg in comparison to 9 635kg in the September 2013 quarter. Underground recovered grade improved by 7% to 4.85g/t for a third consecutive quarter.

Production at Hidden Valley showed a marked improvement following the restructuring at the mine over the last couple of quarters. Closing the Kimberley Reef at Doornkop resulted in a 13% increase in recovered grade, with Target 1, Bambanani and Unisel performing very well.

Operating profit for the December 2013 quarter was 5% lower than in the previous quarter at R986 million, due to a 3% decrease in the gold price received as well as gold production being stable quarter-on-quarter.

The rand gold price received decreased by 3% from R429 566/kg in the September 2013 quarter to R415 532/kg in the quarter under review. The US dollar gold price decreased by 5% from US$1 342/oz in the September 2013 quarter to US$1 277/oz. The rand weakened by 2% against the US dollar in the December 2013 quarter to R10.12/US$ from R9.96/US$ in the September 2013 quarter.

Cash operating costs decreased by 6% or R187 million in the December 2013 quarter.

Capital expenditure for the December 2013 quarter remained fairly constant at R640 million (R622 million in the September 2013 quarter). South African operations increased expenditure by 8% or R48 million, whilst Hidden Valley recorded a 61% (R29 million) decrease in capital to R19 million.

Our focus on driving our all-in-sustaining cost lower has resulted in an all-in sustaining cost of R397 503/kg for the December 2013 quarter, a 2% improvement compared to the R404 694/kg recorded in the September 2013 quarter and a 15% improvement over the last three quarters.

3. EMPLOYEE RELATIONS

The Association of Mineworkers and Construction Union (AMCU) sought to proceed with strike action on a number of gold mining operations with effect from 20 January 2014 in relation to the wage agreement that was finalised in September 2013 in the gold sector between the employers and the National Union of Mineworkers, UASA and Solidarity and which was applied to all employees in the represented bargaining units. Together, these three unions represented 72% of employees in the sector. The agreed increases and improved benefits were backdated to 1 July 2013 and all employees, irrespective of union affiliation, have been in receipt of these since September 2013.

On 30 January 2014 South Africa's Labour Court ruled that a strike threatened by the AMCU at our Kususalethu and Masimong mines would be unprotected, and that employees should continue to proceed to work. The ruling ruled that AMCU must return to court on 14 March 2014 to explain why this interim interdict that was applied for by the Chamber of Mines should not be made permanent.

We welcome this interim ruling and remain firm in the company's belief that the wage agreement is fair and valid. Harmony and the unions can get this industry working. By actively contributing to the success of the company, employees can and will share in its fortunes.

4. WAFI-GOLPU

On 6 December 2013 Harmony and Newcrest announced plans to complete a feasibility study to evaluate an underground exploration programme for the Wafi-Golpu Project in PNG.

This next phase of work requires a feasibility study on underground exploration access and associated underground staging platforms to complete deep underground drilling and bulk sampling of the ore body. Underground access to the orebody through an exploration shaft would generate essential ore body knowledge required to support a future development decision. Geotechnical drilling to identify a suitable exploration shaft location has commenced.

The Johannesburg office of the engineering consulting firm WorleyParsons TWP has been engaged to prepare the feasibility study for the proposed underground exploration access for consideration and approval by the joint venture. Their engagement also includes a review of an associated lower capital expenditure development option for the Golpu deposit to underpin the commercial decision for underground access.

The joint venture anticipates a final investment decision for the proposed underground access during the second half of calendar 2014, subject to receipt of necessary regulatory approvals.

The joint venture also aims to finalise an agreement to provide a framework for the underground exploration phase, ongoing technical and economic studies and, ultimately, the future development and operation of the project.

These planning and study activities are accommodated within the 2014 exploration budget for the project. In parallel to these planning and study activities, the joint venture will continue with investment in the community in the Wafi-Golpu project area.

5. ENVIRONMENTAL MANAGEMENT

Harmony demonstrated an improved performance in the Carbon Disclosure Project year on year since 2010 in both the disclosure and performance leadership indices. This year we maintained a score of 98% (holding a joint third position) Gold rating on the Disclosure Index and an A-Band Platinum rating on the Performance and Leadership Index. Harmony and Anglo American are the only two mining companies of the JSE top 100 that achieved A-Band performance. Of the JSE top 100, only eight companies achieved A-Band ratings.

Graham Briggs
Chief executive officer

Financial overview

Net (loss)/profit

The net loss for the December 2013 quarter was R91 million, compared to a net profit of R13 million in the September 2013 quarter, mainly due to the foreign exchange translation loss recorded on the US$-denominated loan and gold stock adjustments as a result of more gold sold than produced during the December 2013 quarter.

Other (expenses)/income – net

Included in other expenses in the December 2013 quarter is a loss of R111 million for the foreign exchange movement on the US$-denominated syndicated loan, resulting from the Rand weakening from US$/R10.05 to US$/R10.46 at 31 December 2013.

Non-current assets classified as held for sale

During the December 2013 quarter, Sibanye Gold Limited (Sibanye) made a cash offer to purchase the entire issued ordinary share capital of Witwatersrand Consolidated Gold Resources Limited (Wits Gold). The transaction is subject to regulatory approvals and is expected to be completed within 12 months. The group's investment in Wits Gold has subsequently been classified as a non-current asset held for sale.

Borrowings

During the December 2013 quarter, the Nedbank R850 million facility was refinanced with a new three year R1.3 billion Nedbank facility on substantially the same terms as the previous facility. The new revolving credit facility matures in December 2016. The outstanding amount on the Nedbank Term Loan of R458 million was settled by drawing against the new facility. The covenants on both the US$ denominated loan and Rand facilities were renegotiated and are as follows:

- The group's interest cover ratio shall not be less than five times (EBITDA/Total interest);
- Current ratio shall not be less than one (current assets/current liabilities);
- Cash flow from operating activities shall be above R100 million for the six months prior to the evaluation date;
- Total net debt shall not exceed R3 billion plus the rand equivalent of US$300 million;
- Tangible net worth to net debt ratio shall not be less than six times.

Loss/earnings per share

The earnings per share of 3 SA cents decreased to a loss per share of 21 SA cents in the December 2013 quarter.

OPERATIONAL RESULTS (Rand/Metric) (US$/Imperial)

			South Africa																		
			Underground production											Surface production							
		Three months ended	Kusasa-lethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bamba-nani	Joel	Unisel	Target 3	Steyn 2	Total under-ground	Phoenix	Dumps	Kalgold*	Total surface	Total South Africa	Hidden Valley*	Total continuing operations
Ore milled	– t'000	**Dec-13**	**302**	**238**	**137**	**219**	**161**	**193**	**54**	**149**	**107**	**75**	**12**	**1 647**	**1 482**	**755**	**364**	**2 601**	**4 248**	**506**	**4 754**
		Sep-13	329	236	156	249	189	191	51	159	108	82	12	1 762	1 544	873	364	2 781	4 543	503	5 046
Gold produced	– kg	**Dec-13**	**1 140**	**872**	**706**	**962**	**684**	**1 241**	**697**	**674**	**512**	**350**	**147**	**7 985**	**217**	**226**	**315**	**758**	**8 743**	**772**	**9 515**
		Sep-13	1 272	765	755	1 049	758	1 081	623	697	476	392	146	8 014	225	297	324	846	8 860	775	9 635
Gold produced	– oz	**Dec-13**	**36 652**	**28 035**	**22 698**	**30 929**	**21 991**	**39 899**	**22 409**	**21 670**	**16 461**	**11 253**	**4 726**	**256 723**	**6 977**	**7 266**	**10 127**	**24 370**	**281 093**	**24 820**	**305 913**
		Sep-13	40 896	24 595	24 274	33 726	24 370	34 755	20 030	22 409	15 304	12 603	4 694	257 656	7 234	9 549	10 417	27 200	284 856	24 917	309 773
Yield	– g/tonne	**Dec-13**	**3.77**	**3.66**	**5.15**	**4.39**	**4.25**	**6.43**	**12.91**	**4.52**	**4.79**	**4.67**	**12.25**	**4.85**	**0.15**	**0.30**	**0.87**	**0.29**	**2.06**	**1.53**	**2.00**
		Sep-13	3.87	3.24	4.84	4.21	4.01	5.66	12.22	4.38	4.41	4.78	12.17	4.55	0.15	0.34	0.89	0.30	1.95	1.54	1.91
Cash operating costs	– R/kg	**Dec-13**	**389 854**	**320 533**	**374 572**	**352 244**	**353 671**	**200 373**	**199 795**	**261 521**	**294 779**	**383 566**	**221 871**	**306 967**	**279 221**	**357 916**	**318 184**	**318 876**	**308 000**	**316 206**	**308 665**
		Sep-13	378 360	372 256	359 825	337 704	339 471	240 274	220 342	258 561	320 525	373 446	233 966	319 395	272 796	344 552	325 694	318 246	319 286	381 274	324 272
Cash operating costs	– $/oz	**Dec-13**	**1 198**	**985**	**1 151**	**1 083**	**1 087**	**616**	**614**	**804**	**906**	**1 179**	**682**	**943**	**858**	**1 100**	**978**	**980**	**947**	**972**	**949**
		Sep-13	1 182	1 163	1 124	1 055	1 060	750	688	808	1 001	1 166	731	998	852	1 076	1 017	994	997	1 191	1 013
Cash operating costs	– R/tonne	**Dec-13**	**1 472**	**1 174**	**1 930**	**1 547**	**1 503**	**1 288**	**2 579**	**1 183**	**1 411**	**1 790**	**2 718**	**1 488**	**41**	**107**	**275**	**93**	**634**	**482**	**618**
		Sep-13	1 463	1 207	1 741	1 423	1 361	1 360	2 692	1 133	1 413	1 785	2 847	1 453	40	117	290	97	623	587	619
Gold sold	– kg	**Dec-13**	**1 184**	**888**	**740**	**1 009**	**717**	**1 384**	**730**	**681**	**537**	**390**	**154**	**8 414**	**180**	**224**	**269**	**673**	**9 087**	**711**	**9 798**
		Sep-13	1 098	796	742	1 031	745	986	613	693	467	358	144	7 673	221	288	340	849	8 522	831	9 353
Gold sold	– oz	**Dec-13**	**38 066**	**28 550**	**23 792**	**32 440**	**23 052**	**44 497**	**23 470**	**21 895**	**17 265**	**12 539**	**4 951**	**270 517**	**5 787**	**7 202**	**8 649**	**21 638**	**292 155**	**22 859**	**315 014**
		Sep-13	35 301	25 592	23 856	33 147	23 952	31 701	19 708	22 280	15 014	11 510	4 630	246 691	7 105	9 259	10 931	27 295	273 986	26 717	300 703
Revenue	(R'000)	**Dec-13**	**494 357**	**364 818**	**306 991**	**418 452**	**297 349**	**575 876**	**302 668**	**283 124**	**222 669**	**162 260**	**63 875**	**3 492 439**	**75 268**	**96 949**	**113 108**	**285 325**	**3 777 764**	**293 622**	**4 071 386**
		Sep-13	471 091	342 177	318 272	442 614	319 160	423 239	263 048	297 079	200 535	153 520	61 532	3 292 267	95 253	124 269	146 634	366 156	3 658 423	359 304	4 017 727
Cash operating costs	(R'000)	**Dec-13**	**444 434**	**279 505**	**264 448**	**338 859**	**241 911**	**248 663**	**139 257**	**176 265**	**150 927**	**134 248**	**32 615**	**2 451 132**	**60 591**	**80 889**	**100 228**	**241 708**	**2 692 840**	**244 111**	**2 936 951**
		Sep-13	481 274	284 776	271 668	354 251	257 319	259 736	137 273	180 217	152 570	146 391	34 159	2 559 634	61 379	102 332	105 525	269 236	2 828 870	295 487	3 124 357
Inventory movement	(R'000)	**Dec-13**	**28 010**	**12 659**	**16 146**	**22 591**	**16 418**	**51 668**	**12 367**	**(6 288)**	**9 603**	**28 051**	**3 043**	**194 268**	**(11 068)**	**143**	**(13 675)**	**(24 600)**	**169 668**	**(20 733)**	**148 935**
		Sep-13	(86 317)	3 625	(6 345)	(8 697)	476	(34 582)	(1 659)	(1 589)	(2 391)	(19 548)	(1 020)	(158 047)	(317)	(4 017)	2 559	(1 775)	(159 822)	16 283	(143 539)
Operating costs	(R'000)	**Dec-13**	**472 444**	**292 164**	**280 594**	**361 450**	**258 329**	**300 331**	**151 624**	**169 977**	**160 530**	**162 299**	**35 658**	**2 645 400**	**49 523**	**81 032**	**86 553**	**217 108**	**2 862 508**	**223 378**	**3 085 886**
		Sep-13	394 957	288 401	265 323	345 554	257 795	225 154	135 614	178 628	150 179	126 843	33 139	2 401 587	61 062	98 315	108 084	267 461	2 669 048	311 770	2 980 818
Operating profit	(R'000)	**Dec-13**	**21 913**	**72 654**	**26 397**	**57 002**	**39 020**	**275 545**	**151 044**	**113 147**	**62 139**	**(39)**	**28 217**	**847 039**	**25 745**	**15 917**	**26 555**	**68 217**	**915 256**	**70 244**	**985 500**
		Sep-13	76 134	53 776	52 949	97 060	61 365	198 085	127 434	118 451	50 356	26 677	28 393	890 680	34 191	25 954	38 550	98 695	989 375	47 534	1 036 909
Operating profit	($'000)	**Dec-13**	**2 164**	**7 178**	**2 609**	**5 632**	**3 856**	**27 227**	**14 924**	**11 180**	**6 140**	**(4)**	**2 788**	**83 694**	**2 544**	**1 572**	**2 623**	**6 739**	**90 433**	**6 941**	**97 374**
		Sep-13	7 644	5 400	5 317	9 746	6 161	19 890	12 797	11 894	5 057	2 679	2 850	89 435	3 434	2 606	3 871	9 911	99 346	4 772	104 118
Capital expenditure	(R'000)	**Dec-13**	**130 309**	**63 513**	**98 511**	**78 740**	**40 571**	**64 190**	**29 220**	**37 936**	**24 652**	**36 768**	**641**	**605 051**	**931**	**2 463**	**12 607**	**16 001**	**621 052**	**19 082**	**640 134**
		Sep-13	120 048	60 100	90 762	67 598	37 819	61 509	31 922	42 056	17 228	35 411	562	565 015	–	129	8 023	8 152	573 167	48 478	621 645
Capital expenditure	($'000)	**Dec-13**	**12 876**	**6 276**	**9 734**	**7 780**	**4 009**	**6 343**	**2 887**	**3 748**	**2 436**	**3 633**	**63**	**59 785**	**92**	**243**	**1 246**	**1 581**	**61 366**	**1 885**	**63 251**
		Sep-13	12 055	6 035	9 114	6 788	3 798	6 176	3 205	4 223	1 730	3 556	56	56 736	–	13	806	819	57 555	4 868	62 423
Adjusted operating costs	– R/kg	**Dec-13**	**408 698**	**346 101**	**389 497**	**367 910**	**371 109**	**222 422**	**216 640**	**258 728**	**307 717**	**422 833**	**240 307**	**323 996**	**275 126**	**361 752**	**330 343**	**326 029**	**324 163**	**316 287**	**323 591**
		Sep-13	375 072	375 492	364 217	341 375	362 285	232 532	226 822	263 371	329 937	359 871	235 119	321 965	276 299	341 372	321 027	316 285	321 399	376 717	326 314
Adjusted operating costs	– $/oz	**Dec-13**	**1 256**	**1 064**	**1 197**	**1 131**	**1 141**	**684**	**666**	**795**	**946**	**1 299**	**739**	**996**	**846**	**1 112**	**1 015**	**1 002**	**996**	**969**	**994**
		Sep-13	1 171	1 173	1 138	1 066	1 132	726	708	823	1 031	1 124	734	1 006	863	1 066	1 003	988	1 004	1 177	1 019
All-in sustaining costs	– R/kg	**Dec-13**	**533 624**	**416 838**	**503 058**	**458 501**	**447 878**	**278 028**	**241 303**	**299 632**	**373 246**	**526 404**	**263 910**	**400 445**	**280 299**	**386 310**	**393 782**	**360 943**	**397 713**	**394 820**	**397 503**
		Sep-13	499 528	453 515	497 604	418 042	428 681	306 233	248 992	299 968	380 985	470 106	253 014	400 649	276 299	352 628	359 453	335 492	393 978	514 593	404 694
All-in sustaining costs	– $/oz	**Dec-13**	**1 640**	**1 281**	**1 546**	**1 409**	**1 376**	**854**	**742**	**921**	**1 147**	**1 618**	**811**	**1 231**	**861**	**1 187**	**1 210**	**1 109**	**1 222**	**1 209**	**1 222**
		Sep-13	1 560	1 416	1 554	1 306	1 339	956	778	937	1 190	1 468	790	1 251	863	1 101	1 123	1 048	1 230	1 607	1 264

** Comparative figures for these operations have been restated as a result of the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. Refer to note 2 of the Financial Statements.*

Commentary on operational results

Quarter-on-quarter

Harmony increased its underground recovered grade by 7% to 4.85g/t, representing a third consecutive quarter of increased grade.

Harmony's production for the second quarter of financial year 2014 compared well with the previous quarter, with a 1% decrease to 9 515kg.

Cash operating costs decreased by 5% to R308 665/kg mainly due to the decrease in the electricity price tariffs, compared to the previous quarter which included winter tariffs.

All-in sustaining costs decreased by 2% quarter-on-quarter from R404 694/kg to R397 503/kg mainly due to a 5% increase in gold sold during the quarter. Production delivery against a lower operating cost base remains the key focus at all of our operations during the next quarter.

SOUTH AFRICAN OPERATIONS

Kusasalethu

Kusasalethu's results were adversely affected by the spillage and flooding of the return ventilation shaft and sub-shaft bottoms which hampered rock hoisting during the quarter.

During the March 2014 quarter, management will focus on increasing the availability of the engineering equipment in order to reduce production downtime.

Doornkop

Doornkop had a good quarter, with a 14% increase in production mainly due to a 13% increase in grade. Cash operating cost improved by 14% to R320 533/kg while the all-in sustaining costs improved by 8% to R 416 838/kg.

The Kimberley Reef mine was always earmarked for closure as the new South Reef mine increased production at a higher recovered grade. Mechanized mining methods are used on the Kimberley Reef horizon (mining high volumes at a much lower grade), which is extremely sensitive to gold price fluctuations and in the current gold price environment, the end of its economic life was brought closer.

Closing the Kimberley Reef will have a positive effect on both the costs and grade of Doornkop. Production at the higher-grade South Reef project is ramping up to scheduled full production in financial year 2016. Focus during the next quarter will be to achieve targets relating to tonnes and grade, as well as to conclude the Kimberley Reef's section 189 process.

Phakisa

Phakisa's 6% increase in recovered grade quarter-on-quarter (to 5.15g/t) partly countered the effect of a 12% decrease in tonnes milled, resulting in gold production of 706kg of gold during the quarter.

All-in sustaining costs remained stable at R503 058/kg. During the March 2014 quarter, on-going rehabilitation work to the Freddies. 3 ventilation shaft will continue. The scope of the rehabilitation work increased after another smaller cavity was identified during the re-sink and re-lining process.

Tshepong

Tshepong's gold production decreased due to a section 54 stoppage after a fatality occurred. The decrease of 12% in tonnes milled, offset by a 4% increase in recovered grade (at 4.39g/t) resulted in an 8% decrease in gold production to 962kg.

Cash operating costs increased by 4% quarter-on-quarter while the all-in sustaining costs increased by 10% to R458 501/kg, as a result of lower volumes and higher capital expenditure during the quarter. Tshepong's focus during the next quarter will be on creating stoping face length in the higher grade areas of the mine and maintaining reef meter development.

Masimong

Masimong had another challenging quarter with gold production being 10% less at 684kg, due to a 15% decrease in volumes quarter-on-quarter. General underperformance and a fatality during the December 2013 quarter had a negative impact on production.

However, recovered grade increased by 6% quarter-on-quarter to 4.25g/t.

The decrease in gold production resulted in a 4% increase in cash operating cost at R353 671/kg and together with higher capital expenditure quarter-on-quarter, a 4% increase in all-in sustaining costs from R428 681/kg to R447 878/kg.

The focus in the next quarter will be to address the underperformance to ensure a turnaround at the mine. Actions include: restructuring the shaft, equipping and mining high grade pillars that were previously left un-mined and reduce maintenance capital to an absolute minimum.

Target 1

Target 1 had another excellent quarter with a 14% increase in recovered grade and a 15% increase in gold production.

The mine's sustained operational improvements resulted in a lower all-in sustaining cost of R278 028/kg and a 17% reduction in cash operating cost to R200 373/kg.

Bambanani

Gold production increased by 12% quarter-on-quarter, due to a 6% increase in both volumes and recovered grade at 12.91g/t.

Bambanani has the lowest all-in sustaining cost in the company at R241 303/kg, as well as the best cash operating cost at R199 795/kg.

During the March 2014 quarter Bambanani will continue its good performance, through a further increase in volume.

Joel

Stoppages in December 2013 resulted in a 6% decrease in tonnes milled at Joel. Recovered grade increased by 3% to 4.52g/t, resulting in a 3% decrease in gold to 674kg.

Quarter-on-quarter cash operating cost increased slightly to R261 521/kg and all-in sustaining costs remained stable at R299 632/kg.

Unisel

Unisel had a good production quarter due to a 9% increase in recovered grade (from 4.41g/t to 4.79g/t), resulting in a 8% increase in gold production to 512kg.

Cash operating costs improved by 8% to R294 779/kg quarter-on-quarter and all-in sustaining costs decreased from R380 985/kg to R373 246/kg.

Target 3

Target 3 had a very challenging quarter. Tonnes decrease by 9% (from 82 000t to 75 000t), the recovered grade decreased by 2% to 4.67g/t, which resulted in an 11% decrease in gold production to 350kg.

Due to the underperformance in gold output the cash operating cost also increased by 3% to R383 566/kg.

All-in sustaining cost increased by 12% to R526 404/kg.

A review of Target 3's performance was done in January to assess the underperformance. The focus will be on opening up the Basal Reef.

Steyn 2

Tonnes milled remained steady quarter-on-quarter at 12 000t while the recovered grade increased by 1% from 12.17g/t to 12.25g/t, resulting in gold production remaining steady.

Cash operating costs improved by 5% quarter-on-quarter to R221 871/kg and all-in sustaining costs increased from R253 014/kg to R263 910/kg, due to higher capital spent quarter-on-quarter.

Phoenix (tailings)

Recovered grade remained stable at 0.15g/t while 4% less tonnes were milled at Phoenix during the quarter, which resulted in a 4% decrease in gold production to 217kg.

The decrease in gold output resulted in a 2% increase in cash operating costs to R279 221/kg and a slight increase in all-in sustaining costs from R276 299/kg to R280 299/kg in the quarter.

During the March 2014 quarter, focus will remain on optimising efficiency, recovery and cost control.

Surface dumps

Quarter-on-quarter gold production decreased by 24% due to a 14% decrease in tonnes milled. Grade was 12% lower at 0.30g/t.

The decrease in gold output resulted in a 4% increase in cash operating costs to R357 916/kg and a 10% increase quarter-on-quarter in all-in sustaining costs at R386 310/kg.

Kalgold

Kalgold's gold production decreased by 3% quarter-on-quarter to 315kg, as tonnes were in line with the previous quarter while recovered grade was 2% lower at 0.87g/t for the December 2013 quarter.

Cash operating cost decreased by 2% to R318 184/kg while all-in sustaining costs increased by 10% to R393 782/kg due to an increase in the total capital expenditure on the new oxygen plant, costs incurred on the new residue tank and other plant refurbishment projects.

During the quarter, a decision was taken to postpone the scheduled replacements of A and B mills to the next financial year in line with the capital reduction initiative throughout the Company.

INTERNATIONAL OPERATIONS

Hidden Valley (held in Morobe Mining Joint Ventures – 50% of attributable production reflected)

Hidden Valley's tonnes milled and recovered grade at 1.53g/t was in line with the previous quarter and resulted in gold production of 772kg during the December 2013 quarter. Silver production at 272 710oz was 8%, higher than the previous quarter

Cash operating costs improved by 17% to R316 206/kg, while all-in sustaining costs decreased by 23% to R394 820/kg during the quarter, due to lower production stripping, increased silver by-product credits, lower sustaining capital expenditure and continued cost reduction efforts.

The operating performance of the overland conveyor improved during the quarter and minor configuration changes to the crusher were completed.

Exploration highlights

INTERNATIONAL (PAPUA NEW GUINEA)

Morobe Mining Joint Venture (MMJV) (50% Harmony)

Wafi-Golpu

In addition to what is said in the message from the chief executive officer on page 5:

Harmony and its joint venture partner, Newcrest Mining Limited, plan to undertake a feasibility study to evaluate an underground exploration program for the Wafi-Golpu Project. The underground exploration program is proposed to include an exploration shaft to facilitate deep drilling and bulk sampling of the orebody to generate essential orebody knowledge required to support a future development decision.

Geotechnical drilling to identify a suitable exploration shaft location is in progress.

A final investment decision for the proposed underground exploration program is expected during the second half of calendar 2014, subject to receipt of necessary government and regulatory approvals. Work is continuing on a substantially lower capital expenditure development option for Wafi-Golpu and drilling activity has been scaled down from four rigs to only one drill assigned to resource definition continuing into the third quarter.

Drilling during the quarter delivered the following results (also refer to the projection view schematic below):

North-south resource definition hole confirms continuity of porphyry and high grade mineralisation

- 943.49m @ 1.28g/t Au and 1.44% Cu from 996m (WR499)2
- Including 560m @1.88g/t Au and 2.13% Cu from 1252m

New zone of higher grade gold mineralisation identified between Golpu and Wafi

- 54m @ 3.61g/t Au from 146m (WR502)

Figure 1: Projection view of Wafi-Golpu


PROJECTION VIEW
(Looking west)
Wafi "bridge" infill drilling
WR501W1
North
WAFI(1)
7.2 Moz Au
Wafi Total Resource
Profile 19950mE
WR500
6m @ 4.41g/t Au from 176m
and 34m @ 1.97g/t Au from 222m
WR498
38m @ 2.09g/t Au from 212m
WR502
54m @ 3.61g/t Au from 146m
and 42m @ 1.29g/t Au from 240m
WR499^
943.49m @ 1.28g/t Au and 1.44% Cu from 996m,
incl. 560m @ 1.88g/t Au and 2.13% Cu from 1252m
GOLPU(1)
20.3 Moz Au
9.0 Mt Cu
5500mRL
5000mRL
4000mRL
Golpu Total Resource
500 m
3850mRL
Hole completed this quarter
^partial result reported
OPEN
719500mN
720000mN
720500mN
721000mN

[1] *Resource estimates quoted on 100% basis – refer Harmony's Mineral Resources & Reserves statement as at 30 June 2013*

[2] *Partial result reported*

Figure 2: Harmony PNG Exploration project locations and Q2 work summary


Safety
Zero LTI's for the quarter
Tenure
Total greenfield tenement interest reduced 33% to 5,015 square km
Expenditure
HGEL 3.3 M Kina vs. 4.2 M Kina budget
MEJV 6.7 M Kina vs. 6.5M Kina budget
Amanab
50% relinquishment lodged with 232 square km retained
6 trenches completed (380m in total) over strike extensions of the main high grade vein. Assays pending
Lihir
Amanab
Frieda River
Indonesia
Ok Tedi
Porgera
Tari
Bougainville
Wafi-Golpu
Morobe JV
Hidden Valley
Morobe JV
Greenfield tenement holding reduced 43% to 2314 square km
Brownfields drilling at Wafi returning shallow high grade intercepts at the Bridge Zone:
WR500: 8m @ 4.22 g/t Au from 228m
WR502: 54m @ 3.6g/t Au from 146m
HV district brownfields exploration: Large high tenor (+100 ppb) soil anomaly generated at Wau with supporting rock chip assays to 17 g/t Au.
Tari
EL1786 (Lake Kopiago prospect) surrendered
New tenement pegged at Kili Teke, an advanced porphyry Cu/Au – skarn target
Net reduction in Tari project tenement holding to 2468 square km
Dogoma target reconnaissance confirms alluvial gold anomaly associated with cluster on magnetic targets on the Porgera transfer. Follow-up planned Q3
Misima
0 100 200
kilometres
Harmony Gold (PNG) Exploration Ltd tenure
Morobe Joint Venture tenure



Results for the second quarter FY14 and six months ended 31 December 2013 (Rand)

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

Figures in million	Note	Quarter ended 31 December 2013 (Unaudited)	Quarter ended 30 September 2013 (Unaudited)	Quarter ended 31 December 2012 (Unaudited) (Restated)*	Six months ended 31 December 2013	Six months ended 31 December 2012 (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Continuing operations							
Revenue		4 071	4 018	4 613	8 089	8 891	15 902
Cost of sales	3	(3 817)	(3 735)	(3 508)	(7 552)	(7 018)	(16 448)
Production costs		(3 086)	(2 981)	(2 956)	(6 067)	(5 834)	(11 321)
Amortisation and depreciation		(565)	(577)	(509)	(1 142)	(1 002)	(2 001)
Impairment of assets		–	–	–	–	–	(2 733)
Other items		(166)	(177)	(43)	(343)	(182)	(393)
Gross profit/(loss)		**254**	**283**	**1 105**	**537**	**1 873**	**(546)**
Corporate, administration and other expenditure		(102)	(108)	(111)	(210)	(217)	(465)
Social investment expenditure		(21)	(38)	(25)	(59)	(45)	(127)
Exploration expenditure		(112)	(142)	(160)	(254)	(296)	(673)
Profit on sale of property, plant and equipment		–	–	69	–	124	139
Other (expenses)/income – net	6	(140)	1	(47)	(139)	(44)	(350)
Operating (loss)/profit		**(121)**	**(4)**	**831**	**(125)**	**1 395**	**(2 022)**
Profit from associates		4	3	–	7	–	–
Impairment of investments		–	(7)	–	(7)	(48)	(88)
Net gain on financial instruments		39	74	92	113	166	173
Investment income		50	45	38	95	71	185
Finance cost		(57)	(60)	(75)	(117)	(133)	(256)
(Loss)/profit before taxation		**(85)**	**51**	**886**	**(34)**	**1 451**	**(2 008)**
Taxation		(6)	(38)	(221)	(44)	(373)	(655)
Normal taxation		–	(49)	(115)	(49)	(226)	(271)
Deferred taxation		(6)	11	(106)	5	(147)	(384)
Net (loss)/profit from continuing operations		**(91)**	**13**	**665**	**(78)**	**1 078**	**(2 663)**
Discontinued operations							
Profit from discontinued operations		–	–	82	–	171	314
Net (loss)/profit for the period		**(91)**	**13**	**747**	**(78)**	**1 249**	**(2 349)**
Attributable to:							
Owners of the parent		(91)	13	747	(78)	1 249	(2 349)
(Loss)/earnings per ordinary share (cents)	4						
(Loss)/earnings from continuing operations		(21)	3	154	(18)	249	(616)
Earnings from discontinued operations		–	–	19	–	40	73
Total (loss)/earnings		**(21)**	**3**	**173**	**(18)**	**289**	**(543)**
Diluted (loss)/earnings per ordinary share (cents)	4						
(Loss)/earnings from continuing operations		(21)	3	154	(18)	249	(616)
Earnings from discontinued operations		–	–	19	–	40	73
Total diluted (loss)/earnings		**(21)**	**3**	**173**	**(18)**	**289**	**(543)**

* *The audited June 2013 annual results, interim December 2012 and unaudited December 2012 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

Figures in million	Quarter ended 31 December 2013 (Unaudited)	Quarter ended 30 September 2013 (Unaudited)	Quarter ended 31 December 2012 (Unaudited) (Restated)*	Six months ended 31 December 2013	Six months ended 31 December 2012 (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Net (loss)/profit for the period	(91)	13	747	(78)	1 249	(2 349)
Other comprehensive income/(loss) for the period, net of income tax	378	(695)	195	(317)	220	737
Foreign exchange translation	370	(694)	172	(324)	197	742
Movements on investments	8	(1)	23	7	23	(5)
Total comprehensive income/(loss) for the period	**287**	**(682)**	**942**	**(395)**	**1 469**	**(1 612)**
Attributable to:						
Owners of the parent	287	(682)	942	(395)	1 469	(1 612)

* *The audited June 2013 annual results, interim December 2012 and unaudited December 2012 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)

for the six months ended 31 December 2013

Figures in million	Note	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2013 as previously reported		28 325	3 464	522	32 311
Restatement for IFRIC 20	2	–	(22)	(74)	(96)
Restated balance – 30 June 2013		28 325	3 442	448	32 215
Share-based payments		–	145	–	145
Net loss for the period		–	–	(78)	(78)
Other comprehensive loss for the period		–	(317)	–	(317)
Balance – 31 December 2013		**28 325**	**3 270**	**370**	**31 965**
Balance – 30 June 2012 as previously reported		28 331	2 444	3 307	34 082
Restatement for IFRIC 20	2	–	(15)	(94)	(109)
Restated balance – 30 June 2012		28 331	2 429	3 213	33 973
Share-based payments		–	130	–	130
Net profit for the period		–	–	1 249	1 249
Other comprehensive income for the period		–	220	–	220
Dividends paid[1]		–	–	(218)	(218)
Balance – 31 December 2012		**28 331**	**2 779**	**4 244**	**35 354**

[1] *Dividend of 50 SA cents declared on 13 August 2012.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the six months ended 31 December 2013 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. The condensed consolidatied financial statements for the six months ended 31 December 2013 were reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 13).

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Note	At 31 December 2013	At 30 September 2013 (Unaudited)	At 30 June 2013 (Audited) (Restated)*	At 31 December 2012 (Restated)*
ASSETS					
Non-current assets					
Property, plant and equipment		32 663	32 195	32 732	33 931
Intangible assets		2 193	2 191	2 191	2 192
Restricted cash		38	38	37	37
Restricted investments		2 180	2 143	2 054	2 020
Deferred tax assets		91	93	104	554
Investments in associates		115	112	109	–
Investments in financial assets		4	42	49	159
Inventories		57	57	57	57
Trade and other receivables		–	–	–	13
Total non-current assets		**37 341**	**36 871**	**37 333**	**38 963**
Current assets					
Inventories		1 423	1 482	1 417	1 066
Trade and other receivables		1 149	1 238	1 162	1 292
Income and mining taxes		106	103	132	–
Restricted cash		15	–	–	–
Cash and cash equivalents		2 323	2 288	2 089	2 511
		5 016	5 111	4 800	4 869
Non-current assets and assets of disposal groups classified as held for sale	5	46	–	–	1 822
Total current assets		**5 062**	**5 111**	**4 800**	**6 691**
Total assets		**42 403**	**41 982**	**42 133**	**45 654**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 325	28 325	28 325	28 331
Other reserves		3 270	2 790	3 442	2 779
Retained earnings		370	461	448	4 244
Total equity		**31 965**	**31 576**	**32 215**	**35 354**
Non-current liabilities					
Deferred tax liabilities		3 000	2 998	3 021	3 270
Provision for environmental rehabilitation		2 016	1 990	1 997	1 912
Retirement benefit obligation		201	198	194	184
Other provisions		71	63	55	40
Borrowings	6	3 280	2 868	2 252	2 072
Total non-current liabilities		**8 568**	**8 117**	**7 519**	**7 478**
Current liabilities					
Borrowings	6	–	291	286	301
Income and mining taxes		–	24	4	16
Trade and other payables		1 870	1 974	2 109	2 050
		1 870	2 289	2 399	2 367
Liabilities of disposal groups classified as held for sale		–	–	–	455
Total current liabilities		**1 870**	**2 289**	**2 399**	**2 822**
Total equity and liabilities		**42 403**	**41 982**	**42 133**	**45 654**

* *The audited June 2013 annual results and interim December 2012 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

	Quarter ended			Six months ended		Year ended
	31 December 2013 (Unaudited)	30 September 2013 (Unaudited)	31 December 2012 (Unaudited)	31 December 2013	31 December 2012	30 June 2013 (Audited)
Cash flow from operating activities						
Cash generated by operations	700	238	1 392	938	2 729	3154
Interest and dividends received	32	26	30	58	56	138
Interest paid	(21)	(29)	(29)	(50)	(58)	(125)
Income and mining taxes paid	(28)	–	(221)	(28)	(113)	(312)
Cash generated by operating activities	**683**	**235**	**1 172**	**918**	**2 614**	**2 855**
Cash flow from investing activities						
Cash transferred to disposal group	–	–	(90)	–	(252)	–
Proceeds on disposal of investment in subsidiary	–	–	–	–	–	1 264
Proceeds on disposal of Merriespruit South	–	–	61	–	61	–
Purchase of investments	–	–	–	–	–	(86)
Other investing activities	(1)	(9)	(45)	(10)	(45)	(4)
Net additions to property, plant and equipment[1]	(624)	(618)	(1 047)	(1 242)	(1 940)	(3 652)
Cash utilised by investing activities	**(625)**	**(627)**	**(1 121)**	**(1 252)**	**(2 176)**	**(2 478)**
Cash flow from financing activities						
Borrowings raised	–	612	348	612	678	678
Borrowings repaid	(3)	(3)	(164)	(6)	(173)	(333)
Ordinary shares issued – net of expenses	–	–	–	–	–	1
Option premium on BEE transaction	–	–	–	–	–	2
Dividends paid	–	–	–	–	(218)	(435)
Cash generated/(utilised) by financing activities	**(3)**	**609**	**184**	**606**	**287**	**(87)**
Foreign currency translation adjustments	**(20)**	**(18)**	**10**	**(38)**	**13**	**26**
Net increase in cash and cash equivalents	35	199	245	234	738	316
Cash and cash equivalents – beginning of period	2 288	2 089	2 266	2 089	1 773	1 773
Cash and cash equivalents – end of period	**2 323**	**2 288**	**2 511**	**2 323**	**2 511**	**2 089**

[1] *Includes capital expenditure for Wafi-Golpu and other International projects of R0 million in the December 2013 quarter (September 2013: R0 million)(June 2013: R133 million) (December 2012: R7 million) and R537 million in the 12 months ended 30 June 2013.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 31 December 2013 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the six months ended 31 December 2013 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2013.

IFRS 7	Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IFRSs	Annual Improvements 2009 – 2011
IAS 19	Employee Benefits (Revised 2011)
IAS 27	Separate Financial Statements (Revised 2011)
IAS 28	Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

New standards and amendments which have an impact on the condensed consolidated financial statements of the group are described below:

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI). Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The impact for the group was immaterial.

IFRS 11 requires joint operations to be accounted at the group's interest in the assets, liabilities, revenue and expenses of the joint operation. Harmony previously accounted for joint operations using the proportional consolidation method. The change in accounting policy has not had an impact on any previously reported numbers.

IFRIC 20 clarifies the requirements for accounting for costs of stripping activity in the production phase of surface mining. Stripping assets that cannot be attributed to an identifiable component of the orebody will be written off to retained earnings on adoptions of IFRIC 20. Refer to note 2 for further details.

2. Change in accounting policies

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20") which became effective on 1 January 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. Harmony has applied IFRIC 20 on a prospective basis from 1 July 2011 in compliance with the transitional requirements of IFRIC 20.

Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.

A stripping activity asset shall be recognised if all of the following are met:

(i) it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;

(ii) the entity can identify the component of the orebody for which access has been improved; and

(iii) the cost relating to the stripping activity associated with that component can be measure reliably.

The stripping asset shall be depreciated over the expected useful life of the identified component of the orebody based on the units of production method.

Where there were no identifiable components of the orebody to which the predecessor asset relates, the asset was written off to retained earnings at the beginning of the earliest period presented. An amount of R54 million was written off to retained earnings.

The comparative periods presented have been restated. The restatement had no effect on the condensed consolidated cash flow statements.

The results for the six months ended 31 December 2013, year ended 30 June 2013 and the financial position at those dates have been reviewed and audited respectively, but the restatement of the results and balances affected by IFRIC 20 have not been audited.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 December 2013 (Rand)

Reconciliation of the effect of the change in accounting standard:

Condensed consolidated income statements

	Quarter ended 31 December 2012 (Unaudited)	Six months ended 31 December 2012	Year ended 30 June 2013 (Audited)
Cost of sales			
Production costs			
As previously reported	(2 980)	(5 850)	(11 400)
IFRIC 20 adjustment	24	16	79
Restated	(2 956)	(5 834)	(11 321)
Amortisation and depreciation			
As previously reported	(501)	(982)	(1 942)
IFRIC 20 adjustment	(8)	(20)	(59)
Restated	(509)	(1 002)	(2 001)
Increase/decrease in net profit/loss for the period*	**16**	**(4)**	**20**

* *There is no material taxation effect on these items.*

Condensed consolidated statements of comprehensive income

	Quarter ended 31 December 2012 (Unaudited)	Six months ended 31 December 2012	Year ended 30 June 2013 (Audited)
Increase/decrease in net profit/loss for the period*	**16**	**(4)**	**20**
Other comprehensive income for the period net of income tax			
Foreign exchange translation			
As previously reported	174	200	749
IFRIC 20 adjustment	(2)	(3)	(7)
Restated	172	197	742
Increase/decrease in total comprehensive income/loss for the period	**14**	**(7)**	**13**

* *There is no material taxation effect on these items.*

Condensed consolidated balance sheets

Figures in million	At 30 June 2013 (Audited)	At 31 December 2012
Non-current assets		
Property, plant and equipment		
As previously reported	32 820	34 028
IFRIC 20 adjustment	(88)	(97)
Restated	32 732	33 931
Current assets		
Inventories		
As previously reported	1 425	1 085
IFRIC 20 adjustment	(8)	(19)
Restated	1 417	1 066
Share capital and reserves		
Other reserves		
As previously reported	3 464	2 797
IFRIC 20 adjustment[1]	(22)	(18)
Restated	3 442	2 779
Retained earnings		
As previously reported	522	4 342
IFRIC 20 adjustment	(74)	(98)
Restated	448	4 244
Decrease in total equity	**(96)**	**(116)**

[1] *Translation effect of the IFRIC 20 adjustments on foreign operations (Hidden Valley).*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 December 2013 (Rand)

Earnings/(loss) and headline earnings per share

	Quarter ended 31 December 2012 (Unaudited)	Six months ended 31 December 2012	Year ended 30 June 2013 (Audited)
Total basic and diluted earnings/(loss) per share (cents)			
As previously reported	169	290	(548)
IFRIC 20 adjustment	4	(1)	5
Restated	173	289	(543)
Total headline earnings			
Figures in million			
As previously reported	680	1 209	204
IFRIC 20 adjustment	16	(4)	20
Restated	696	1 205	224
Headline earnings per share (cents)			
As previously reported	158	281	47
IFRIC 20 adjustment	4	(1)	5
Restated	162	280	52
Diluted headline earnings (cents)			
As previously reported	157	280	47
IFRIC 20 adjustment	4	(1)	5
Restated	161	279	52

3. Cost of sales

Figures in million	Quarter ended 31 December 2013 (Unaudited)	Quarter ended 30 September 2013 (Unaudited)	Quarter ended 31 December 2012 (Unaudited) (Restated)*	Six months ended 31 December 2013	Six months ended 31 December 2012 (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Production costs – excluding royalty	3 047	2 943	2 888	5 990	5 710	11 104
Royalty expense	39	38	68	77	124	217
Amortisation and depreciation	565	577	509	1 142	1 002	2 001
Impairment of assets	–	–	–	–	–	2 733
Rehabilitation (credit)/expenditure[1]	(15)	15	(1)	–	6	(24)
Care and maintenance cost of restructured shafts	18	17	16	35	36	68
Employment termination and restructuring costs[2]	50	94	–	144	7	46
Share-based payments[3]	113	51	21	164	126	266
Other	–	–	7	–	7	37
Total cost of sales	**3 817**	**3 735**	**3 508**	**7 552**	**7 018**	**16 448**

* *The audited June 2013 annual results, interim December 2012 and unaudited December 2012 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

1. *A credit of R24 million arose in the December 2013 quarter as a result of work performed in the Free State, resulting in a reduction in the rehabilitation liability.*
2. *Included in the September and December 2013 quarters are amounts relating to the restructuring at Hidden Valley and the voluntary retrenchment packages offered in South Africa.*
3. *This includes the cost relating to the Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. The December 2013 quarter includes costs related to the acceleration of vesting for employees who took voluntary retrenchment.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 December 2013 (Rand)

4. Earnings/(loss) and net asset value per share

	Quarter ended			Six months ended		Year ended
	31 December 2013 (Unaudited)	30 September 2013 (Unaudited)	31 December 2012 (Unaudited) (Restated)*	31 December 2013	31 December 2012 (Restated)*	30 June 2013 (Audited) (Restated)*
Weighted average number of shares (million)	432.9	432.6	431.6	432.8	431.6	431.9
Weighted average number of diluted shares (million)	433.4	433.0	432.6	433.8	432.6	432.7
Total (loss)/earnings per share (cents):						
Basic (loss)/earnings	(21)	3	173	(18)	289	(543)
Diluted (loss)/earnings	(21)	3	173	(18)	289	(543)
Headline (loss)/earnings	(21)	5	162	(16)	280	52
– from continuing operations	(21)	5	143	(16)	240	3
– from discontinued operations	–	–	19	–	40	49
Diluted headline (loss)/earnings	(21)	5	161	(16)	279	52
– from continuing operations	(21)	5	142	(16)	239	3
– from discontinued operations	–	–	19	–	40	49
Figures in million						
Reconciliation of headline (loss)/earnings:						
Continuing operations						
Net (loss)/profit	(91)	13	665	(78)	1 078	(2 663)
Adjusted for:						
Impairment of investments[1]	–	7	–	7	–	88
Impairment of assets	–	–	–	–	48	2 733
Taxation effect on impairment of assets	–	–	–	–	–	(38)
Profit on sale of property, plant and equipment	–	–	(69)	–	(124)	(139)
Taxation effect of profit on sale of property, plant and equipment	–	–	18	–	32	31
Headline (loss)/earnings	**(91)**	**20**	**614**	**(71)**	**1 034**	**12**
Discontinued operations						
Net profit	–	–	82	–	171	314
Adjusted for:						
Profit on sale of investment in subsidiary[1]	–	–	–	–	–	(102)
Headline earnings	**–**	**–**	**82**	**–**	**171**	**212**
Total headline (loss)/earnings	**(91)**	**20**	**696**	**(71)**	**1 205**	**224**

[1] *There is no taxation effect on these items.*

Net asset value per share

	At 31 December 2013	At 30 September 2013 (Unaudited)	At 30 June 2013 (Audited) (Restated)*	At 31 December 2012 (Restated)*
Number of shares in issue	435 693 819	435 289 890	435 289 890	435 257 691
Net asset value per share (cents)	7 337	7 254	7 405	8 123

* *The audited June 2013 annual results, interim December 2012 and unaudited December 2012 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 December 2013 (Rand)

5. Non-current assets and assets of disposal groups classified as held for sale

During the December 2013 quarter, a cash offer for Witwatersrand Consolidated Gold Resources Limited's (Wits Gold) entire share capital was made to all Wits Gold shareholders by Sibanye Gold Limited. Harmony has accepted the offer. Following this, R46 million which represents Harmony's fair value stake in Wits Gold has been classified as a non-current asset held for sale (formerly classified as Investment in financial assets) under IFRS 5. A regulatory process is being followed and the sale is expected to be completed within the next 12 months.

6. Borrowings

Two draw downs of US$30 million each were made from the US$300 million syndicated revolving credit facility during the September 2013 quarter. During the December 2013 quarter there were no draw downs and the drawn level remains at US$270 million. The weakening of the Rand against the US$ resulted in a foreign exchange translation loss of R111 million being recorded, increasing the borrowings balance and Other expenses-net. The facility is repayable by September 2015.

Harmony refinanced its Nedbank revolving credit facility and entered into a new agreement for R1.3 billion revolving credit facility during the December 2013 quarter. The interest rate is equivalent to JIBAR + 350 basis points and is repayable by December 2016.

At the same time management also agreed an amended set of financial covenants with the lender group, to give the group more long-term financial flexibility. Two of the covenants were re-negotiated as follows:

- The interest cover measure has been changed from EBIT to EBITDA[1] and the ratio of cover has changed from two times to five times.
- The ratio of Market Capitalisation to Net Debt has been replaced by the ratio of Tangible Net Worth[2] to Net Debt. The ratio remained the same at six times.

[1] *EBITDA as defined in the agreement excludes unusual items such as impairment and restructuring cost.*

[2] *Tangible Net Worth is defined as total equity less intangible assets.*

The covenants applicable to all Harmony debt facilities are accordingly as follows:

- The group's interest cover ratio shall not be less than five (EBITDA/Total interest).
- Current ratio shall not be less than one (current assets/current liabilities).
- Cash flow from operating activities shall be above R100 million for the six months prior to the evaluation date.
- Total net debt shall not exceed R3 billion plus the rand equivalent of US$300 million.
- Tangible Net Worth to facilities outstanding ratio shall not be less than six times.

7. Financial risk management activities

Fair value determination

The following table presents the group's assets and liabilities that are measured at fair value by level within the fair value hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

Figures in million	At 31 December 2013	At 30 September 2013 (Unaudited)	At 30 June 2013 (Audited)	At 31 December 2012
Available-for-sale financial assets[1]*				
Level 1	46	37	44	96
Level 2	–	–	–	–
Level 3	4	5	5	63
Fair value through profit and loss[2]*				
Level 1	–	–	–	–
Level 2	934	1 116	1 041	1 135
Level 3	–	–	–	–

[1] *Level 1 fair values are directly derived from actively traded shares on the JSE.*

Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis to ensure that significant prolonged decline in the value of the investments has not occurred. The December 2012 balance includes the interest in Rand Refinery. At the end of the 2013 financial year, the investment in Rand Refinery was reclassified as an investment in associate on obtaining significant influence.

[2] *The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE and are discounted at market interest rate.*

* *Includes non-current assets or disposal groups held for sale where applicable.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 31 December 2013 (Rand)

8. Commitments and contingencies

Figures in million	At 31 December 2013	At 30 September 2013 (Unaudited)	At 30 June 2013 (Audited)	At 31 December 2012
Capital expenditure commitments:				
Contracts for capital expenditure	322	351	416	576
Authorised by the directors but not contracted for	1 152	1 835	1 545	1 572
	1 474	**2 186**	**1 961**	**2 148**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's integrated annual report for the financial year ended 30 June 2013, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2013.

9. Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2013 quarter, Frank Abbott purchased 65 600 shares.

10. Subsequent events

There were no subsequent events to report.

11. Segment report

The segment report follows on page 23.

12. Reconciliation of segment information to consolidated income statements and balance sheets

Figures in million	Six months ended 31 December 2013	Six months ended 31 December 2012 (Restated)*
The "Reconciliation of segment information to consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	8 089	9 542
Total segment production costs	(6 067)	(6 215)
Production profit per segment report	2 022	3 327
Discontinued operations	–	(270)
Production profit from continuing operations	2 022	3 057
Cost of sales items, other than production costs and royalty expense	(1 485)	(1 184)
Gross profit as per income statements[1]	**537**	**1 873**

[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

Figures in million	31 December 2013	31 December 2012 (Restated)*
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	1 133	942
Undeveloped property	5 139	5 139
Other non-mining assets	89	62
Wafi-Golpu assets	1 069	804
Less: Non-current assets previously classified as held for sale	–	(1 233)
	7 430	**5 714**

* *The interim December 2012 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

13. Review report

These condensed consolidated financial statements for the six months ended 31 December 2013 on pages 12 to 23 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified conclusion thereon. A copy of the auditor's report on the condensed consolidated financial statements is available for inspection at the company's registered office, together with the financial statements identified in the auditor's report.

Segment report (Rand/Metric)
for the six months ended 31 December 2013

	Revenue 31 December		Production cost* 31 December		Production profit* 31 December		Mining assets* 31 December		Capital expenditure@ 31 December		Kilograms produced# 31 December		Tonnes milled# 31 December	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	R million		R million		R million		R million		R million		kg		t'000	
Continuing operations														
South Africa														
Underground														
Kusasalethu	965	976	867	840	98	136	3 502	3 329	250	217	2 412	2 003	631	466
Doornkop	707	886	581	542	126	344	3 380	3 330	124	151	1 637	1 875	474	517
Phakisa	625	638	546	491	79	147	4 530	4 593	189	158	1 461	1 367	293	270
Tshepong	861	1 077	707	751	154	326	3 986	3 484	146	149	2 011	2 310	468	567
Masimong	617	925	516	519	101	406	1 021	998	78	80	1 442	1 978	350	477
Target 1	999	979	525	465	474	514	2 690	2 703	126	188	2 322	2 157	384	356
Bambanani(a)	691	426	356	306	335	120	881	1 004	62	70	1 613	911	129	98
Joel	580	821	349	343	231	478	354	260	80	79	1 371	1 750	308	321
Unisel	423	453	311	299	112	154	347	665	42	35	988	962	215	233
Target 3	316	364	289	262	27	102	508	398	72	68	742	798	157	169
Surface														
All other surface operations	652	730	485	493	167	237	472	365	25	200	1 604	1 645	5 382	4 800
Total South Africa	**7 436**	**8 275**	**5 532**	**5 311**	**1 904**	**2 964**	**21 671**	**21 129**	**1 194**	**1 395**	**17 603**	**17 756**	**8 791**	**8 274**
International														
Hidden Valley	653	616	535	523	118	93	3 562	5 855	68	236	1 547	1 331	1 009	947
Total international	**653**	**616**	**535**	**523**	**118**	**93**	**3 562**	**5 855**	**68**	**236**	**1 547**	**1 331**	**1 009**	**947**
Total continuing operations	**8 089**	**8 891**	**6 067**	**5 834**	**2 022**	**3 057**	**25 233**	**26 984**	**1 262**	**1 631**	**19 150**	**19 087**	**9 800**	**9 221**
Discontinued operations														
Evander	–	651	–	381	–	270	–	1 233	–	109	–	1 480	–	300
Total discontinued operations	**–**	**651**	**–**	**381**	**–**	**270**	**–**	**1 233**	**–**	**109**	**–**	**1 480**	**–**	**300**
Total operations	**8 089**	**9 542**	**6 067**	**6 215**	**2 022**	**3 327**	**25 233**	**28 217**	**1 262**	**1 740**	**19 150**	**20 567**	**9 800**	**9 521**
Reconciliation of the segment information to the consolidated financial statements (refer to note 12)	–	(651)	–	(381)			7 430	5 714						
	8 089	**8 891**	**6 067**	**5 834**			**32 663**	**33 931**						

* The interim December 2012 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.

\# Production statistics are unaudited.

@ Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R0 million (2012: R255 million).

(a) Includes Steyn 2.

HARMONY

Operating results (US$/Imperial)

			South Africa																		
			Underground production												Surface production						
		Three months ended	Kusasa-lethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bamba-nani	Joel	Unisel	Target 3	Steyn 2	Total under-ground	Phoenix	Dumps	Kalgold*	Total surface	Total South Africa	Hidden Valley*	Total Harmony
Ore milled	– t'000	Dec-13	333	262	151	241	178	213	60	164	118	83	13	1 816	1 634	833	401	2 868	4 684	558	5 242
		Sep-13	363	260	172	275	208	211	56	175	119	90	13	1 942	1 703	963	401	3 067	5 009	555	5 564
Gold produced	– oz	Dec-13	36 652	28 035	22 698	30 929	21 991	39 899	22 409	21 670	16 461	11 253	4 726	256 723	6 977	7 266	10 127	24 370	281 093	24 820	305 913
		Sep-13	40 896	24 595	24 274	33 726	24 370	34 755	20 030	22 409	15 304	12 603	4 694	257 656	7 234	9 549	10 417	27 200	284 856	24 917	309 773
Yield	– oz/t	Dec-13	0.110	0.107	0.150	0.128	0.124	0.187	0.373	0.132	0.140	0.136	0.364	0.141	0.004	0.009	0.025	0.008	0.060	0.044	0.058
		Sep-13	0.113	0.095	0.141	0.123	0.117	0.165	0.358	0.128	0.129	0.140	0.361	0.133	0.004	0.010	0.026	0.009	0.057	0.045	0.056
Cash operating costs	– $/oz	Dec-13	1 198	985	1 151	1 083	1 087	616	614	804	906	1 179	682	943	858	1 100	978	980	947	972	949
		Sep-13	1 182	1 163	1 124	1 055	1 060	750	688	808	1 001	1 166	731	998	852	1 076	1 017	994	997	1 191	1 013
Cash operating costs	– $/t	Dec-13	132	105	173	139	134	115	229	106	126	160	248	133	4	10	25	8	57	43	55
		Sep-13	133	110	159	129	124	124	246	103	129	163	264	132	4	11	26	9	57	53	56
Gold sold	– oz	Dec-13	38 066	28 550	23 792	32 440	23 052	44 497	23 470	21 895	17 265	12 539	4 951	270 517	5 787	7 202	8 649	21 638	292 155	22 859	315 014
		Sep-13	35 301	25 592	23 856	33 147	23 952	31 701	19 708	22 280	15 014	11 510	4 630	246 691	7 105	9 259	10 931	27 295	273 986	26 717	300 703
Revenue	($'000)	Dec-13	48 847	36 047	30 334	41 347	29 381	56 902	29 906	27 975	22 002	16 033	6 311	345 085	7 437	9 579	11 176	28 192	373 277	29 013	402 290
		Sep-13	47 304	34 360	31 959	44 445	32 048	42 499	26 414	29 831	20 137	15 416	6 179	330 592	9 565	12 478	14 724	36 767	367 359	36 079	403 438
Cash operating costs	($'000)	Dec-13	43 915	27 618	26 130	33 483	23 903	24 570	13 760	17 416	14 913	13 265	3 222	242 195	5 987	7 993	9 904	23 884	266 079	24 121	290 200
		Sep-13	48 327	28 596	27 279	35 572	25 839	26 082	13 784	18 097	15 320	14 700	3 431	257 027	6 163	10 275	10 596	27 034	284 061	29 671	313 732
Inventory movement	($'000)	Dec-13	2 768	1 251	1 595	2 232	1 622	5 105	1 222	(621)	949	2 772	301	19 196	(1 094)	14	(1 351)	(2 431)	16 765	(2 049)	14 716
		Sep-13	(8 667)	364	(637)	(873)	48	(3 473)	(167)	(160)	(240)	(1 963)	(102)	(15 870)	(32)	(403)	257	(178)	(16 048)	1 635	(14 413)
Operating costs	($'000)	Dec-13	46 683	28 869	27 725	35 715	25 525	29 675	14 982	16 795	15 862	16 037	3 523	261 391	4 893	8 007	8 553	21 453	282 844	22 072	304 916
		Sep-13	39 660	28 960	26 642	34 699	25 887	22 609	13 617	17 937	15 080	12 737	3 329	241 157	6 131	9 872	10 853	26 856	268 013	31 307	299 320
Operating profit	($'000)	Dec-13	2 164	7 178	2 609	5 632	3 856	27 227	14 924	11 180	6 140	(4)	2 788	83 694	2 544	1 572	2 623	6 739	90 433	6 941	97 374
		Sep-13	7 644	5 400	5 317	9 746	6 161	19 890	12 797	11 894	5 057	2 679	2 850	89 435	3 434	2 606	3 871	9 911	99 346	4 772	104 118
Capital expenditure	($'000)	Dec-13	12 876	6 276	9 734	7 780	4 009	6 343	2 887	3 748	2 436	3 633	63	59 785	92	243	1 246	1 581	61 366	1 885	63 251
		Sep-13	12 055	6 035	9 114	6 788	3 798	6 176	3 205	4 223	1 730	3 556	56	56 736	–	13	806	819	57 555	4 868	62 423
Adjusted operating costs	– $/oz	Dec-13	1 256	1 064	1 197	1 131	1 141	684	666	795	946	1 299	739	996	846	1 112	1 015	1 002	996	969	994
		Sep-13	1 171	1 173	1 138	1 066	1 132	726	708	823	1 031	1 124	734	1 006	863	1 066	1 003	988	1 004	1 177	1 019
All-in sustaining costs	– $/oz	Dec-13	1 640	1 281	1 546	1 409	1 376	854	742	921	1 147	1 618	811	1 231	861	1 187	1 210	1 109	1 222	1 209	1 222
		Sep-13	1 560	1 416	1 554	1 306	1 339	956	778	937	1 190	1 468	790	1 251	863	1 101	1 123	1 048	1 230	1 607	1 264

* Comparative figures for these operations have been restated as a result of the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.
Refer to note 2 of the Rand Financial Statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$) (Unaudited)

(Convenience translation)

Figures in million	Quarter ended 31 December 2013	Quarter ended 30 September 2013	Quarter ended 31 December 2012 (Restated)*	Six months ended 31 December 2013	Six months ended 31 December 2012 (Restated)*	Year ended 30 June 2013 (Restated)*
Continuing operations						
Revenue	402	403	532	805	1 051	1 803
Cost of sales	(377)	(375)	(405)	(752)	(829)	(1 829)
Production costs	(305)	(299)	(341)	(604)	(689)	(1 283)
Amortisation and depreciation	(56)	(58)	(59)	(114)	(118)	(227)
Impairment of assets	–	–	–	–	–	(274)
Other items	(16)	(18)	(5)	(34)	(22)	(45)
Gross profit/(loss)	**25**	**28**	**127**	**53**	**222**	**(26)**
Corporate, administration and other expenditure	(10)	(11)	(13)	(21)	(26)	(53)
Social investment expenditure	(2)	(4)	(3)	(6)	(5)	(14)
Exploration expenditure	(11)	(14)	(18)	(25)	(35)	(76)
Profit on sale of property, plant and equipment	–	–	8	–	15	16
Other (expenses)/income – net	(14)	–	(5)	(14)	(5)	(40)
Operating (loss)/profit	**(12)**	**(1)**	**96**	**(13)**	**166**	**(193)**
Profit from associates	–	–	–	1	–	–
Impairment of investments	–	(1)	–	(1)	(6)	(10)
Net gain on financial instruments	4	8	11	12	20	20
Investment income	5	5	4	10	8	21
Finance cost	(6)	(6)	(9)	(12)	(15)	(29)
(Loss)/profit before taxation	**(9)**	**5**	**102**	**(3)**	**173**	**(191)**
Taxation	(1)	(4)	(25)	(5)	(44)	(69)
Normal taxation	–	(5)	(13)	(5)	(27)	(31)
Deferred taxation	(1)	1	(12)	–	(17)	(38)
Net (loss)/profit from continuing operations	**(10)**	**1**	**77**	**(8)**	**129**	**(260)**
Discontinued operations						
Profit from discontinued operations	–	–	9	–	20	36
Net (loss)/profit for the period	**(10)**	**1**	**86**	**(8)**	**149**	**(224)**
Attributable to:						
Owners of the parent	(10)	1	86	(8)	149	(224)
(Loss)/earnings per ordinary share (cents)						
(Loss)/earnings from continuing operations	(2)	–	18	(2)	29	(60)
Earnings from discontinued operations	–	–	2	–	5	8
Total (loss)/earnings	**(2)**	**–**	**20**	**(2)**	**34**	**(52)**
Diluted (loss)/earnings per ordinary share (cents)						
(Loss)/earnings from continuing operations	(2)	–	18	(2)	29	(60)
Earnings from discontinued operations	–	–	2	–	5	8
Total diluted (loss)/earnings	**(2)**	**–**	**20**	**(2)**	**34**	**(52)**

** The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The currency conversion average rates for the quarter ended: December 2013: US$1 = R10.12 (September 2013: US$1 = R9.96, December 2012: US$1 = R8.67). For year ended: June 2013: US$1 = R8.82. Six months ended: December 2013: US$1 = R10.04 (December 2012: US$1 = R8.46).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$) (Unaudited)

(Convenience translation)

Figures in million	Quarter ended 31 December 2013	Quarter ended 30 September 2013	Quarter ended 31 December 2012 (Restated)*	Six months ended 31 December 2013	Six months ended 31 December 2012 (Restated)*	Year ended 30 June 2013 (Restated)*
Net (loss)/profit for the period	(10)	1	86	(8)	149	(224)
Other comprehensive income/(loss) for the period, net of income tax	38	(70)	23	(31)	26	83
Foreign exchange translation	37	(70)	20	(32)	23	84
Movements on investments	1	–	3	1	3	(1)
Total comprehensive income/(loss) for the period	**28**	**(69)**	**109**	**(39)**	**175**	**(141)**
Attributable to:						
Owners of the parent	28	(69)	109	(39)	175	(141)

* *The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The currency conversion average rates for the quarter ended: December 2013: US$1 = R10.12 (September 2013: US$1 = R9.96, December 2012: US$1 = R8.67). For year ended: June 2013: US$1 = R8.82. Six months ended: December 2013: US$1 = R10.04 (December 2012: US$1 = R8.46).

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)

for the six months ended 31 December 2013 (Convenience translation)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2013 as previously reported	2 708	331	50	3 089
Restatement for IFRIC 20	–	(2)	(7)	(9)
Restated balance – 30 June 2013	2 708	329	43	3 080
Share-based payments	–	14	–	14
Net loss for the period	–	–	(7)	(7)
Other comprehensive loss for the period	–	(30)	–	(30)
Balance – 31 December 2013	**2 708**	**313**	**36**	**3 057**
Balance – 30 June 2012 as previously reported	3 333	287	389	4 009
Restatement for IFRIC 20	–	(2)	(11)	(13)
Restated balance – 30 June 2012	3 333	285	378	3 996
Share-based payments	–	15	–	15
Net profit for the period	–	–	147.	147
Other comprehensive income for the period	–	27	–	27
Dividends paid	–	–	(26)	(26)
Balance – 31 December 2012	**3 333**	**327**	**499**	**4 159**

The currency conversion closing rates for the six months ended 31 December 2013: US$1 = R10.46 (December 2012: US$1 = R8.50)

Note on convenience translations

Except where specific statements have been extracted from 2013 Annual Financial Statements, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 26 to 30.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$) (Unaudited)
(Convenience translation)

Figures in million	At 31 December 2013	At 30 September 2013	At 30 June 2013 (Restated)*	At 31 December 2012 (Restated)*
ASSETS				
Non-current assets				
Property, plant and equipment	3 123	3 205	3 279	3 991
Intangible assets	210	218	220	258
Restricted cash	4	4	4	4
Restricted investments	209	213	206	238
Deferred tax assets	9	9	10	65
Investments in associates	11	11	11	–
Investments in financial assets	–	4	5	19
Inventories	6	6	6	7
Trade and other receivables	–	–	–	2
Total non-current assets	**3 572**	**3 670**	**3 741**	**4 584**
Current assets				
Inventories	136	147	142	126
Trade and other receivables	110	123	116	152
Income and mining taxes	10	10	13	–
Restricted cash	1	–	–	–
Cash and cash equivalents	222	228	209	295
	479	508	480	573
Assets of disposal groups classified as held for sale	4	–	–	215
Total current assets	**483**	**508**	**480**	**788**
Total assets	**4 055**	**4 178**	**4 221**	**5 372**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	2 708	2 820	2 837	3 333
Other reserves	313	278	347	327
Retained earnings	36	46	45	499
Total equity	**3 057**	**3 144**	**3 229**	**4 159**
Non-current liabilities				
Deferred tax liabilities	287	298	303	385
Provision for environmental rehabilitation	193	198	200	225
Retirement benefit obligation	19	20	19	22
Other provisions	7	6	5	5
Borrowings	313	285	226	244
Total non-current liabilities	**819**	**807**	**753**	**881**
Current liabilities				
Borrowings	–	29	28	35
Income and mining taxes	–	2	–	2
Trade and other payables	179	196	211	241
	179	227	239	278
Liabilities of disposal groups classified as held for sale	–	–	–	54
Total current liabilities	**179**	**227**	**239**	**332**
Total equity and liabilities	**4 055**	**4 178**	**4 221**	**5 372**

** The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The balance sheet for December 2013 converted at a conversion rate of US$1 = R10.46 (September 2013: US$1 = R10.05, June 2013: US$1 = R9.98) December 2012: US$1 = R8.50.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$) (Unaudited)

(Convenience translation)

Figures in million	Quarter ended 31 December 2013	Quarter ended 30 September 2013	Quarter ended 31 December 2012	Six months ended 31 December 2013	Six months ended 31 December 2012	Year ended 30 June 2013
Cash flow from operating activities						
Cash generated by operations	69	24	161	93	323	359
Interest and dividends received	3	3	4	6	7	16
Interest paid	(2)	(3)	(4)	(5)	(8)	(14)
Income and mining taxes paid	(3)	–	(25)	(3)	(13)	(33)
Cash generated by operating activities	**67**	**24**	**136**	**91**	**309**	**328**
Cash flow from investing activities						
Cash transferred to disposal group	–	–	(10)	–	(30)	–
Proceeds on disposal of investment in subsidiary	–	–	–	–	–	139
Purchase of investments	–	–	–	–	–	(9)
Other investing activities	–	(1)	(5)	(1)	(5)	(1)
Net additions to property, plant and equipment[1]	(62)	(62)	(114)	(124)	(222)	(414)
Cash utilised by investing activities	**(62)**	**(63)**	**(129)**	**(125)**	**(257)**	**(285)**
Cash flow from financing activities						
Borrowings raised	–	61	40	61	80	80
Borrowings repaid	–	–	(19)	(1)	(20)	(35)
Dividends paid	–	–	–	–	(26)	(50)
Cash generated/(utilised) by financing activities	**–**	**61**	**21**	**60**	**34**	**(5)**
Foreign currency translation adjustments	**(11)**	**(3)**	**(8)**	**(13)**	**(7)**	**(45)**
Net increase in cash and cash equivalents	(6)	19	20	13	79	(7)
Cash and cash equivalents – beginning of period	228	209	275	209	216	216
Cash and cash equivalents – end of period	**222**	**228**	**295**	**222**	**295**	**209**

[1] *Includes capital expenditure for Wafi-Golpu and other International projects of US$0 in the December 2013 quarter (September 2013: US$0) December 2012: US$1 million) and US$61 million in the year ended 30 June 2013.*

The currency conversion average rates for the quarter ended: December 2013: US$1 = R10.12 (September 2013: US$1 = R9.96, December 2012: US$1 = R8.67). For year ended: June 2013: US$1 = R8.82. Six months ended: December 2013: US$1 = R10.04 (December 2012: US$1 = R8.46).

Closing balance translated to closing rates of: December 2013: US$1 = R10.46 (September 2013: US$1 = R10.05, June 2013: US$1 = R9.98, December 2012: US$ = R8.50).

The cash flow statement for the year ended 30 June 2013 has been extracted from the 2013 Annual Report

Segment report (US$/Imperial) (Unaudited)
for the six months ended 31 December 2013

	Revenue 31 December 2013 US$ million	Revenue 31 December 2012 US$ million	Production cost* 31 December 2013 US$ million	Production cost* 31 December 2012 US$ million	Production profit* 31 December 2013 US$ million	Production profit* 31 December 2012 US$ million	Mining assets 31 December 2013 US$ million	Mining assets 31 December 2012 US$ million	Capital expenditure 31 December 2013 US$ million	Capital expenditure 31 December 2012 US$ million	Ounces produced 31 December 2013 oz	Ounces produced 31 December 2012 oz	Tons milled 31 December 2013 t'000	Tons milled 31 December 2012 t'000
Continuing operations														
South Africa														
Underground														
Kusasalethu	96	115	86	99	10	16	335	392	25	26	77 548	64 398	696	514
Doornkop	70	105	58	64	12	41	323	392	12	18	52 630	60 282	522	570
Phakisa	62	75	54	58	8	17	433	540	19	19	46 972	43 950	323	298
Tshepong	86	127	70	89	16	38	381	410	15	18	64 655	74 268	516	625
Masimong	61	109	51	61	10	48	98	117	8	10	46 361	63 594	386	526
Target 1	100	116	52	55	48	61	257	318	13	23	74 654	69 349	424	392
Bambanani	69	50	35	36	34	14	84	118	6	8	51 859	29 289	142	107
Joel	58	97	35	41	23	56	34	31	8	9	44 079	56 264	339	354
Unisel	42	54	31	35	11	19	33	78	4	4	31 765	30 929	237	257
Target 3	31	43	29	31	2	12	49	47	7	8	23 856	25 656	173	186
Surface														
All other surface operations	65	87	50	58	15	29	45	43	2	24	51 570	52 886	5 935	5 294
Total South Africa	**740**	**978**	**551**	**627**	**189**	**351**	**2 072**	**2 486**	**119**	**167**	**565 949**	**570 865**	**9 693**	**9 123**
International														
Hidden Valley	65	73	53	62	12	11	341	689	7	28	49 737	42 793	1 113	1 044
Total international	**65**	**73**	**53**	**62**	**12**	**11**	**341**	**689**	**7**	**28**	**49 737**	**42 793**	**1 113**	**1 044**
Total continuing operations	**805**	**1 051**	**604**	**689**	**201**	**362**	**2 413**	**3 175**	**126**	**195**	**615 686**	**613 658**	**10 806**	**10 167**
Discontinued operations														
Evander	–	75	–	45	–	30	–	145	–	13	–	47 583	–	330
Total discontinued operations	**–**	**75**	**–**	**45**	**–**	**30**	**–**	**145**	**–**	**13**	**–**	**47 583**	**–**	**330**
Total operations	**805**	**1 126**	**604**	**734**	**201**	**392**	**2 413**	**3 320**	**126**	**208**	**615 686**	**661 241**	**10 806**	**10 497**

* *The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.*

DEVELOPMENT RESULTS (Metric)

Quarter ending December 2013

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)
Tshepong					
Basal	418	407	8.81	189.19	1 667
B Reef	249	213	85.90	9.75	838
All Reefs	**667**	**620**	**35.26**	**39.22**	**1 383**
Phakisa					
Basal	256	263	102.57	11.65	1 195
Leader	3	6	47.00	1.43	67
All Reefs	**259**	**269**	**101.33**	**11.54**	**1 169**
Total Bambanani (Incl. Bambanani, Steyn 2)					
Basal	16	16	58.71	11.68	685
All Reefs	**16**	**16**	**58.71**	**11.68**	**685**
Bambanani					
Basal	16	16	58.71	11.68	685
All Reefs	**16**	**16**	**58.71**	**11.68**	**685**
Doornkop					
South Reef	365	350	51.72	13.80	714
All Reefs	**365**	**350**	**51.72**	**13.80**	**714**
Kusasalethu					
VCR Reef	558	497	107.66	10.75	1 157
All Reefs	**558**	**497**	**107.66**	**10.75**	**1 157**
Target					
Elsburg	209	108	189.29	8.03	1 521
Basal	87	62	10.24	229.46	2 350
A Reef	83	41	141.95	7.38	1 047
B Reef	229	128	84.09	23.32	1 961
All Reefs	**608**	**339**	**111.09**	**16.03**	**1 781**
Target 1					
Elsburg	132	64	251.70	7.14	1 797
All Reefs	**132**	**64**	**251.70**	**7.14**	**1 797**
Target 3					
Elsburg	77	44	98.50	11.35	1 118
Basal	87	62	10.24	229.46	2 350
A Reef	83	41	141.95	7.38	1 047
B Reef	229	128	84.09	23.32	1 961
All Reefs	**477**	**275**	**78.37**	**22.68**	**1 778**
Masimong 5					
Basal	386	348	48.63	15.87	772
B Reef	115	134	75.04	14.21	1 067
All Reefs	**500**	**482**	**55.98**	**15.25**	**854**
Unisel					
Basal	322.8	258	192.95	9.25	1 784
Leader	463.7	399	200.22	6.19	1 239
Middle	47.0	32	214.75	13.27	2 849
All Reefs	**833**	**689**	**198.17**	**7.66**	**1 518**
Joel					
Beatrix	260	258	157.88	8.50	1 342
All Reefs	**260**	**258**	**157.88**	**8.50**	**1 342**
Total Harmony					
Basal	1 485	1 354	73.00	19.00	1 387
Beatrix	260	258	157.88	8.50	1 342
Leader	466	405	197.95	6.17	1 222
B Reef	593	475	82.34	14.64	1 205
A Reef	83.4	41	141.95	7.38	1 047
Middle	47.0	32	214.75	13.27	2 849
Elsburg	208.7	108	189.29	8.03	1 521
South Reef	365	350.25	51.72	13.80	714
VCR	558	497	107.66	10.75	1 157
All Reefs	**4 067**	**3 520**	**103.30**	**12.14**	**1 254**

DEVELOPMENT RESULTS (Imperial)

Quarter ending December 2013

	Reef (feet)	Sampled (feet)	Channel Width (inch)	Channel Value (oz/t)	Gold (In.oz/t)
Tshepong					
Basal	1 371	1 335	3	6.38	19
B Reef	818	697	34	0.28	10
All Reefs	**2 189**	**2 032**	**14**	**1.13**	**16**
Phakisa					
Basal	840	863	40	0.34	14
Leader	8	20	19	0.04	1
All Reefs	**848**	**883**	**40**	**0.34**	**13**
Total Bambanani (Incl. Bambanani, Steyn 2)					
Basal	52	52	23	0.34	8
All Reefs	**52**	**52**	**23**	**0.34**	**8**
Bambanani					
Basal	52	52	23	0.34	8
All Reefs	**52**	**52**	**23**	**0.34**	**8**
Doornkop					
South Reef	1 198	1 149	20	0.41	8
All Reefs	**1 198**	**1 149**	**20**	**0.41**	**8**
Kusasalethu					
VCR Reef	1 831	1 631	42	0.32	13
All Reefs	**1 831**	**1 631**	**42**	**0.32**	**13**
Target					
Elsburg	685	354	75	0.23	17
Basal	285	203	4	6.75	27
A Reef	273	135	56	0.21	12
B Reef	753	420	33	0.68	23
All Reefs	**1 996**	**1 112**	**44**	**0.47**	**20**
Target 1					
Elsburg	432	210	99	0.21	21
All Reefs	**432**	**210**	**99**	**0.21**	**21**
Target 3					
Elsburg	253	144	39	0.33	13
Basal	285	203	4	6.75	27
A Reef	273	135	56	0.21	12
B Reef	753	420	33	0.68	23
All Reefs	**1 564**	**902**	**31**	**0.66**	**20**
Masimong 5					
Basal	1 265	1 142	19	0.47	9
B Reef	376	440	30	0.41	12
All Reefs	**1 641**	**1 582**	**22**	**0.45**	**10**
Unisel					
Basal	1 059	846	76	0.27	20
Leader	1 521	1 309	79	0.18	14
Middle	154	105	85	0.38	33
All Reefs	**2 734**	**2 261**	**78**	**0.22**	**17**
Joel					
Beatrix	853	846	62	0.25	15
All Reefs	**853**	**846**	**62**	**0.25**	**15**
Total Harmony					
Basal	4 871	4 441	29.00	0.55	15.93
Beatrix	853	846	62.00	0.25	15.41
Leader	1 530	1 329	78.00	0.18	14.03
B Reef	1 947	1 558	32.00	0.43	13.84
A Reef	273	135	56.00	0.21	12.02
Middle	154	105	85.00	0.38	32.72
Elsburg	685	354	75.00	0.23	17.46
South Reef	1 198	1 149	20.00	0.41	8.19
VCR	1 831	1 631	42.00	0.32	13.29
All Reefs	**13 342**	**11 548**	**41.00**	**0.35**	**14**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 03, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director